SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM 12B-25

                              NOTIFICATION OF LATE FILING

                                      (check one)
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 11-K [ ] Form N-SAR For Period Ended: December 31, 2000
                  -----------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------


PART I - REGISTRANT INFORMATION

Indexonly Technologies, Inc.
Full Name of Registrant

3823 Henning Drive, Suite 217,
Address of Principal Executive Office (Street and Number)

Burnaby, British Columbia, CANADA V5C 6P3
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]   (b)   The subject annual report, semi-annual report, transition report on
      Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      Registrant's financial statements are not yet complete.


PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

            David Manning        (604)          419-4401
               (Name)          (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [X]  Yes         [ ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [ ]  Yes         [X]  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Indexonly Technologies, Inc.
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 30, 2001                                By  /s/ David Manning
       --------------                                    -----------------
                                                         David Manning
                                                         Chief Financial Officer

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